UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SKULLCANDY, INC.

(Name of Subject Company (Issuer))

POWDER MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

INCIPIO, LLC

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE	83083J104
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Scott Akamine

General Counsel and Secretary

Incipio, LLC

6001 Oak Canyon

Irvine, California 92618

(800) 733-0088

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Derek D. Dundas

Rutan & Tucker, LLP

611 Anton Boulevard, 14th Floor

Costa Mesa, California 92626

(714) 641-5100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$190,365,646.75	$19,169.82

*
(1)	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 28,712,166 Shares issued and outstanding and up to 2,614,420 Shares issuable upon the exercise of outstanding options and the 1,530,694 Shares outstanding with respect to restricted stock unit awards and 249,789 Shares Outstanding with respect to performance stock units multiplied by (b) the offer price of $5.75 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of June 28, 2016, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by ..0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Powder Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Incipio, LLC, a Delaware limited liability company (“Incipio”), to purchase all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Skullcandy, Inc., a Delaware corporation (“Skullcandy”), other than any Shares that are owned immediately prior to the commencement of the Offer by Incipio, Purchaser, Skullcandy or any of their wholly-owned subsidiaries, at a price of $5.75 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2016 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Skullcandy, Inc., a Delaware corporation. Skullcandy’s principal executive offices are located at 1441 West Ute Boulevard, Suite 250, Park City, Utah 84098. Skullcandy’s telephone number at such address is (435) 940-1545.

(b) This Schedule TO relates to the issued and outstanding Shares of Skullcandy. According to Skullcandy, as of June 28, 2016, there were an aggregate of (i) 28,712,166 Shares issued and outstanding, (ii) outstanding options to purchase 2,614,420 Shares (iii) outstanding restricted stock units with respect to 1,530,694 Shares, and (iv) outstanding performance stock unit awards with respect to 249,789 Shares.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is being filed by Purchaser and Incipio. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Incipio” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and Incipio,” “Background of the Offer; Contacts with Skullcandy” and “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7 and 11 — “Price Range of Shares; Dividends,” “Possible Effects of the Offer; NASDAQ Listing; Exchange Act Registration” and “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 9 and 11 — “Certain Information Concerning Purchaser and Incipio” and “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 16 — “Background of the Offer; Contacts with Skullcandy,” “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1)	The information set forth in Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and Incipio,” “Background of Offer; Contacts with Skullcandy” and “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3)	The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for Skullcandy; Merger Agreement and Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	Not applicable.

(a)(5)	The information set forth in Section 15 — “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 6, 2016

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Joint Press Release issued by Incipio and Skullcandy on June 24, 2016(1)

(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on July 6, 2016

(a)(5)(C)	Press Release issued by Incipio on July 6, 2016

(b)(1)	Commitment Letter, dated as of June 23, 2016, by and among Incipio, Monroe Capital LLC and Wells Fargo Bank, National Association

(b)(2)	Commitment Letter, dated as of June 23, 2016, by and between Incipio and Andy Fathollahi

(d)(1)	Agreement and Plan of Merger, dated as of June 23, 2016, by and among Purchaser, Incipio and Skullcandy(2)

(d)(2)	Confidentiality Letter Agreement, dated as of April 6, 2016 by and between Incipio and Skullcandy

(d)(3)	Clean Team Agreement, dated as of May 24, 2016, by and between Incipio and Skullcandy

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Skullcandy on June 24, 2016 (File Number: 161729989)

(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Skullcandy on June 24, 2016 (File Number: 161729989)

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2016

INCIPIO, LLC

By:	/s/ Andy Fathollahi
Andy Fathollahi Chairman and Chief Executive Officer

POWDER MERGER SUB, INC.

By:	/s/ Andy Fathollahi
Andy Fathollahi President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 6, 2016

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Joint Press Release issued by Incipio and Skullcandy on June 24, 2016(1)

(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on July 6, 2016

(a)(5)(C)	Press Release issued by Incipio on July 6, 2016

(b)(1)	Commitment Letter, dated as of June 23, 2016, by and among Incipio, Monroe Capital LLC and Wells Fargo Bank, National Association

(b)(2)	Commitment Letter, dated as of June 23, 2016, by and between Incipio and Andy Fathollahi

(d)(1)	Agreement and Plan of Merger, dated as of June 23, 2016, by and among Purchaser, Incipio and Skullcandy(2)

(d)(2)	Confidentiality Letter Agreement, dated as of April 6, 2016 by and between Incipio and Skullcandy

(d)(3)	Clean Team Agreement, dated as of May 24, 2016, by and between Incipio and Skullcandy

(g)	Not applicable

(h)	Not applicable

(1) Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Skullcandy on June 24, 2016 (File Number: 161729989)

(2) Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Skullcandy on June 24, 2016 (File Number: 161729989)